29th Floor, China World Office 2

No.1 Jian Guo Men Wai Avenue

Beijing 100004 P.R.C.

Telephone: +86 10 5737 9300

Facsimile: +86 10 5737 9301004

中国北京建国门外大街1号

国贸写字楼2座29层

邮编 100004

总机: +8610 5737 9300
传真: +8610 5737 9301

Steve Lin To Call Writer Directly +86 10 5737 9315 steve.lin@kirkland.com

www.kirkland.com

July 5, 2022

CONFIDENTIAL

Ms. Tatanisha Meadows
Mr. Adam Phippen
Mr. Brian Fetterolf
Ms. Lilyanna Peyser

Division of Corporation Finance
Office of Trade & Services
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	TH International Limited Amendment No. 6 to Registration Statement on Form F-4 Filed June 22, 2022 File No. 333-259743

Dear Ms. Meadows, Mr. Phippen, Mr. Fetterolf, and Ms. Peyser:

On behalf of our client, TH International Limited (the “Company”), a foreign private issuer incorporated under the laws of the Cayman Islands, we are submitting to the staff of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated July 1, 2022, on the Company’s revised Registration Statement on Form F-4 publicly filed on June 22, 2022, relating to a proposed business combination (the “Registration Statement”). Concurrently with the submission of this letter, the Company is filing its revised Registration Statement on Form F-4 (the “Revised Registration Statement”) and certain exhibits thereto via EDGAR to the Commission for review pursuant to the Jumpstart Our Business Startups Act. Simultaneously with the filing via EDGAR, the Company is delivering to the staff via hand delivery five courtesy copies of this letter and the Revised Registration Statement, marked to show changes to the Registration Statement, and two courtesy copies of the filed exhibits.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Registration Statement where the language addressing a particular comment appears. Terms used but not otherwise defined herein have the meanings set forth in the Revised Registration Statement.

责任有限合伙 非中国执业律师 • Licensed foreign lawyers only

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July 5, 2022

Amendment No. 6 to Registration Statement on Form F-4 filed June 22, 2022 Termination of BofA Securities's Engagements, page 124

1.	Please revise to provide a reasonable basis for your disclosure regarding the view of THIL's board and of Silver Crest's board that the terminations of the financial advisors' engagements was "part of a broader response to the proposed rules rather than as a reaction to a particular concern about the Business Combination." This language continues to be speculative and we note that neither adviser has "confirmed whether it agrees with the disclosure made in this proxy statement/prospectus relating to the termination." Alternatively, please remove such statements. In connection therewith, please revise to provide a further explanation as to why there was "no reason to discount any work or advice provided by" BofA Securities or UBS (e.g., explain the process by which the boards made such determinations after receiving the termination letters). Please make conforming changes in your section entitled "Termination of UBS's Engagements" on page 125, as well as in your risk factors on pages 89, 90 and 91.

In response to the Staff’s comments, the Company has revised the disclosure on page 89, 91, 126 and 128 of the Revised Registration Statement.

Termination of UBS's Engagements, page 125

2.	We note your disclosure that “[i]n a letter sent by representatives of UBS to Silver Crest on June 9, 2022, UBS waived its claim to the deferred underwriting commissions." Please disclose whether UBS provided you with any reasons for the fee waiver. If there was no dialogue and you did not seek out the reasons why UBS was waiving deferred fees, despite already completing their services, please indicate so in your registration statement. Further, revise your risk factor disclosure to explicitly clarify that UBS has performed all their obligations to obtain the fee and therefore is gratuitously waiving the right to be compensated, and address whether such fee waiver is unusual in nature and whether this impacted Silver Crest's evaluation of the business combination.

In response to the Staff’s comments, the Company has revised the disclosure on pages xxii – xxiii, 90 and 127 of the Revised Registration Statement.

Silver Crest's Management's Discussion and Analysis of Financial Condition and Results of Operations, page 202

3.	Please revise to also discuss results of operations and liquidity for the three months ended March 31, 2022.

In response to the Staff’s comments, the Company has revised the disclosure on pages 203-207 of the Revised Registration Statement.

General

4.	In Exhibit 5.1, please revise to exclude THIL from your assumptions regarding "the authority of such persons signing" and the "due authorization, execution and delivery of all documents by the parties thereto."

In response to the Staff’s comments, the Company has revised Exhibit 5.1 of the Revised Registration Statement to limit the nature of the assumptions with respect to THIL.

July 5, 2022

If you have any questions regarding the Revised Registration Statement, please contact me at steve.lin@kirkland.com, + 86 10 5737 9315 (work) or +86 18610495593 (cell). Questions pertaining to matters may be directed to the following partner at KPMG Huazhen LLP.

Thank you for your time and attention.

Very truly yours,

/s/ Steve Lin

Steve Lin

Enclosures

c.c.	Lu Yongchen, Chief Executive Officer

Dong Li, Chief Financial Officer

Linda Zhao, Partner, KPMG Huazhen LLP

John Owen, Esq., Partner, Morrison & Foerster LLP